UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: February 2017 (Report No. 4)

Commission file number: 001-37846

CELLECT BIOTECHNOLOGY LTD.

(Translation of registrant’s name into English)

23 Hata’as Street

Kfar Saba, Israel 44425

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

On February 16, 2017, the district court of Tel Aviv (the “Court”) granted a request for additional interim relief made by the Registrant to extend the expiration date of the Registrant’s Series-1 Stock Options until June 30, 2017. The Court had previously granted the Registrant’s request for interim relief by extending the Registrant’s Series-1 Stock Options to February 25, 2017. The Registrant’s Series-1 Stock Options were initially set to expire on February 15, 2017.

This Form 6-K is incorporated by reference into the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on November 28, 2016 (Registration No. 333-214817).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cellect Biotechnology Ltd.
(Registrant)

By:	/s/ Eyal Leibovitz
Name: Eyal Leibovitz Chief Financial Officer

Date: February 17, 2017